ABACUS LIFE, INC CLAWBACK POLICY

Policy Statement
It is the policy of Abacus Life, Inc. (the “Company”) that incentive compensation paid by the Company is based on accurate financial and operating information. This policy is intended to comply with and be interpreted in accordance with the requirements of Listing Rule 5608 (“Listing Rule 5608”) of The Nasdaq Stock Market LLC.

I. Definitions
The following definitions shall apply to this policy:

A.“Covered Employees” means the Company’s Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer, any vice president of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy-making function for the Company and any other person designated by the Company’s Board of Directors as an executive officer pursuant to 17 CFR § 229.401(b).

B.“Financial Reporting Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are considered to be Financial Reporting Measures for purposes of this policy.

C.“Financial Restatement” means any accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or (ii) is not material to previously issued financial statements, but would result in a material misstatement if the error was left uncorrected in the current period or the error correction were recognized in the current period (commonly referred to as a “little r” restatement). For purposes of this Policy, the date of a Financial Restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

D.“Incentive Compensation” means an award which is granted, earned, or vests based wholly or in part upon the attainment of a Financial Reporting Measure, but does not include awards that are earned or vest based solely on the continued provision of services for a period of time.
E.“Look-Back Period” means the three completed fiscal years immediately preceding the date of a Financial Restatement and any transition period as specified in Listing Rule 5608.

II. Governance
This policy will be reviewed by the Compensation Committee (the “Committee”) of the Board of Directors of the Company on an annual basis. The policy will be managed by Human Resources. The policy will be enforced by Committee.

III. Recovery
A.Triggering Event. Except as provided herein and subject to Section III.B. below, in the event that the Company is required to prepare a Financial Restatement, the Company’s Board of Directors (the “Board”) shall recover any Recoverable Amount of any Incentive Compensation received by a current or former Covered Employee during the Look-Back Period. The Recoverable Amount shall be repaid to the Company within a reasonable time after the current or former Covered Employee is notified of the Recoverable Amount as set forth in Section III.C. below. For the sake of clarity, the recovery rule in this Section III.A. shall apply regardless of any misconduct, fault, or illegal activity of the Company, the Covered Employee, or the Board.

B.Compensation Subject to Recovery.

i.Incentive Compensation subject to mandatory recovery under Section III.A. includes any Incentive Compensation received by a Covered Employee (a) after the later of beginning service as a Covered Employee and November 9, 2023; (b) who served as a Covered Employee at any time during the performance period for that Incentive Compensation; and (c) during the Look-Back Period.

ii.As used in this Section III.B., Incentive Compensation is deemed “received” in the fiscal period that the Financial Reporting Measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. This Section III.B. will only apply to Incentive Compensation received in any fiscal period ending on or after the effective date of Listing Rule 5608.

C.Recoupment. The Board shall determine, at its sole discretion, the method for recouping Incentive Compensation, which may include (i) requiring reimbursement of Incentive Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (iii) deducting the amount to be recouped from any compensation otherwise owed by the Company to the Covered Employee; and/or (iv) taking any other remedial and recovery action permitted by law, as determined by the Board.

D.Recoverable Amount.

i.The Recoverable Amount is equal to the amount of Incentive Compensation received in excess of the amount of Incentive Compensation that would have been received had it been determined based on the restated amounts in the Financial Restatement, without regard to taxes paid by the Company or the Covered Employee.

ii.In the event the Incentive Compensation is based on a measurement that is not subject to mathematical recalculation, the Recoverable Amount shall be based on a reasonable estimate of the effect of the Financial Restatement, as determined by the Board, which shall be set forth in writing.

E.Exceptions to Applicability. The Company or a delegate thereof must recover the Recoverable Amount as stated above in Section III.A. unless the Company’s Compensation Committee makes a determination that recovery would be impracticable, and at least one of the following applies:

i.The direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount, and a reasonable attempt to recover the Recoverable Amount has already been made and documented;

ii.Recovery of the Recoverable Amount would violate home country law (provided such law was adopted prior to November 9, 2023 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation); or

iii.Recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the qualification requirements of the Internal Revenue Code.

F.The Committee shall not be obligated to pay or award any Covered Employee any additional Incentive Compensation if the restated or accurate financial statements or information would have resulted in a greater amount of Incentive Compensation.

IV. Administration
The Committee shall have full authority to interpret, administer and enforce this Policy and the Committee’s determination under this Policy shall be binding and conclusive for all purposes.

V. Miscellaneous

A.The Committee may require that any incentive plan, employment agreement, equity award agreement, or similar agreement entered into on or after the date hereof shall, as a condition to the grant of any benefit thereunder, require a Covered Employee to agree to abide by the terms of this Policy, including the repayment of the Recoverable Amount of erroneously awarded Incentive Compensation.

B.The Company shall not indemnify any Covered Employee or other individual against the loss of any incorrectly awarded or otherwise recouped Incentive Compensation.

C.The Company shall comply with applicable compensation recovery policy disclosure rules of the Securities and Exchange Commission.

VI. Failure to Comply
Any deviation from the policy by an associate can result in disciplinary action if violations are not resolved properly and in a timely manner.